Exhibit 99.1

Foresight Announces Second Quarter 2020 Financial Results

NESS ZIONA, Israel — August 20, 2020 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the second quarter of 2020. Foresight ended the second quarter of 2020 with $17.4 million in cash and short-term deposits.

The Company reported GAAP net loss of $3.3 million and non-GAAP net loss of $3.1 million for the second quarter of 2020, compared to GAAP net loss of $4 million and non-GAAP net loss of $3.9 million for the first quarter of 2020, reflecting a decrease of $0.7 million and $0.8 million, respectively, resulting from the reduction in monthly operating expenses made during the second quarter.

“Foresight achieved outstanding business and technological milestones during the second quarter, demonstrating our steady progress in a number of key areas,” said Haim Siboni, Foresight’s CEO. “Most notably, we announced our strategic collaboration with FLIR Systems Inc. in April, through which we will combine FLIR’s industry-leading thermal imaging cameras with our QuadSight® vision system. This collaboration will allow us to expand our sales and distribution efforts in new verticals and regions, as we leverage FLIR’s exceptional technology and reputation to make new inroads in the automotive industry. In addition, we have taken the next step in our collaboration with our partner Elbit Systems Ltd. We will be entering a product development phase that includes customization of our unique vision system for potential end customers. This significant milestone will allow us to expand our presence in the defense market.

“Foresight also strengthened its balance sheet during the second quarter through three capital raises, as we raised $14.4 million in gross proceeds, to support expanded R&D and marketing efforts. Our affiliates and subsidiaries, Rail Vision Ltd. and Eye-Net Mobile Ltd., both made important strides during the quarter. Rail Vision announced its first sale to a leading European train operator, which could result in future sales of up to 6 million Euro, while Eye-Net Mobile reported two important technological advancements for its Eye-Net™ Protect accident prevention solution.

“Our innovative technologies and expertise in thermal imaging, computer vision and AI serve as the backbone for our COVID-19 screening solution, for which we submitted a patent application in the United States. This solution is designed to detect up to six key symptoms of COVID-19, and we believe that this technology could play an important role in responding to the coronavirus pandemic. In the upcoming weeks, as a result of an accelerated development effort, Foresight will start a first pilot project for its prototype COVID-19 symptom detection solution with one of Israel’s largest health maintenance organizations.

“Foresight and its subsidiaries have continued all business activities throughout the first half of 2020, with required adaptations to marketing and business development, and with minimal changes to research and development,” concluded Mr. Siboni.

Second Quarter 2020 Financial Results

●	Research and development (R&D) expenses for the three months ended June 30, 2020 were $1,876,000, compared to $2,390,000 in the same quarter last year. The decrease is attributed mainly to a decrease in subcontracted services.

●	General and administrative (G&A) expenses for the three months ended June 30, 2020 were $634,000, compared to $865,000 in the same quarter last year. The decrease is attributed primarily to a decrease in payroll and related expenses and a decrease in professional services.

●	GAAP net loss for the three months ended June 30, 2020 was $3,331,000, or $0.02 per ordinary share, compared to a GAAP net loss of $3,823,000, or $0.03 per ordinary share, in the same quarter last year.

●	Non-GAAP net loss for the three months ended June 30, 2020 was $3,136,000, or $0.02 per ordinary share, compared to a non-GAAP net loss of $3,016,000, or $0.02 per ordinary share, in the same quarter last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $17.4 million as of June 30, 2020, compared to $10.1 million as of December 31, 2019.

●	Investments in Rail Vision Ltd. totaled $5.4 million on June 30, 2020, compared to $6.7 million as of December 31, 2019. The decrease is attributed primarily to equity in net loss of Rail Vision.

●	GAAP shareholders’ equity totaled $22.2 million as of June 30, 2020, compared to $16.3 million as of December 31, 2019. The increase is attributed mainly to equity raises in the amount of $14.4 million, gross, completed during the second quarter of 2020, partially offset by the net loss for the six months ended June 30, 2020.

●	Non-GAAP shareholders’ equity totaled $22.2 million as of June 30, 2020, compared to $16.6 million as of December 31, 2019. A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided following the financial statements that are part of this release.

Second Quarter Corporate Highlights:

●	FLIR Systems and Foresight Sign Agreement to Develop, Market and Distribute QuadSight Vision System: In April, Foresight signed an agreement with FLIR Systems Inc., the world’s largest and leading commercial company specializing in the design and production of thermal imaging cameras, components, and imaging sensors. According to the agreement, the companies will collaborate to develop, market and distribute Foresight’s QuadSight vision system combined with FLIR’s industry-leading infrared cameras. Foresight will also participate in the “Thermal by FLIR” program, which supports OEMs and product innovators who use FLIR thermal imaging sensors in their products.

●	Foresight Raises $14.4 Million in Gross Proceeds, in Three Capital Raises: Foresight announced three registered direct offerings during the second quarter of 2020. The first, announced on April 28th, raised $3 million; the second, announced on May 19th, raised $5 million; and the third, announced on June 9th, raised $6.4 million. The net proceeds of the three registered direct offerings will be used for working capital and other general corporate purposes.

●	Foresight to Enable Mass Screening for Detection of COVID-19 Pandemic Symptoms Using Thermal Cameras and Artificial Intelligence Expertise: Leveraging the Company’s extensive experience with FLIR thermal cameras, artificial intelligence and advanced algorithms, Foresight submitted a patent application in the United States for fast and accurate detection of six COVID-19 symptoms. The Company’s intellectual property, which combines both visible-light and thermal cameras, is designed to be capable of identifying cough, high body temperature, signs of fatigue and additional symptoms.

In the upcoming weeks, Foresight will start a first pilot project for its prototype COVID-19 symptom detection solution with one of Israel’s largest health maintenance organizations.

●	Foresight Joins Leading Global Industry Consortium for Development of Autonomous Heavy-Duty Vehicles: In May, Foresight announced that it joined the All Weather Autonomous Real logistics operations and Demonstrations (AWARD) Consortium. The AWARD Consortium, which also includes Continental, Terberg and EasyMile, among others, applied to the European Commission to win funding for a large-scale project aimed to disrupt the trucking and logistics sectors. The total amount of the grant is expected to total 20 million Euro, of which Foresight is expected to receive approximately $1 million.

●	Foresight Announces QuadSight Sale to Leading European Tier One Supplier of Commercial Vehicles: A prototype of the QuadSight four-camera vision system was purchased by a leading, multi-billion-dollar European Tier One supplier of subsystems for rail and commercial vehicles. The sale took place following successful technological demonstrations in Germany. The global self-driving truck market is expected to be valued at $1 billion in 2020.

●	Eye-Net Mobile Announces Technological Developments to Enhance Protection for Cyclists and Motorists in its Accident Prevention Solution: In April, Foresight subsidiary Eye-Net Mobile Ltd. announced the addition of two advanced features to its Eye-Net Protect cellular-based vehicle-to-everything accident prevention solution. The new advanced features include Bike Ahead Notification, which alerts drivers to bicycles and motorcycles which are up ahead, even those out of the driver’s direct line of sight, and Automatic Emergency Call, which automatically sends the phone’s exact location to a third party in the event of an accident.

●	Foresight Appoints Alain Charlois as Vice President of Strategic Partnerships in North America and Europe: In June, Foresight announced the appointment of Alain Charlois, an industry veteran with experience commercializing disruptive technologies. Mr. Charlois, who will serve as Vice President of Strategic Partnerships in North America and Europe, will be responsible for developing new business opportunities and identifying potential partners in the autonomous driving and Advanced Driver Assistance Systems (ADAS) markets on both continents.

●	Rail Vision Receives First Order of 500,000 Euro from Leading European Train Operator: The leading European train operator purchased an Assisted Remote Shunting prototype system and an Operational Functional Test (OFT). The OFT test of the system is scheduled for the fourth quarter of 2020. Successful testing of the Assisted Remote Shunting prototype system could entail the purchase of an additional 75 systems for an additional 6 million Euro.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that exclude the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses expansion of its sales and distribution in new verticals and regions, collaboration with Elbit Systems, entering a product development phase, its expansion in the defense market, the potential of Foresight’s COVID-19 screening solution to play an important role in responding to the coronavirus pandemic, starting a pilot project for a prototype COVID-19 symptom detection solution, the expected receipt of a grant from the AWARD Consortium, the expected size of the self-driving truck market and the possibility of purchases of additional Assisted Remote Shunting systems. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2020	As of June 30, 2019	As of December 31, 2019
ASSETS

Current assets:
Cash and cash equivalents	$10,312	$4,047	$4,827
Short term deposits	7,129	12,280	5,233
Marketable equity securities	14	31	23
Other receivables	311	509	613
Total current assets	17,766	16,867	10,696

Non-current assets:
Right of use asset	1,172	1,417	1,278
Investment in affiliate company	5,385	7,584	6,729
Fixed assets, net	509	699	631
	7,066	9,700	8,638

Total assets	$24,832	$26,567	$19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$94	$308	$498
Operating lease liability	394	408	411
Other accounts payables	1,269	897	1,130
Total current liabilities	1,757	1,655	2,039

Non-current liabilities:
Operating lease liability	888	1,125	1,007
			-
Total liabilities	2,645	2,780	3,046

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-	-
Additional paid-in capital	78,960	64,879	65,681
Accumulated deficit	(56,773)	(41,092)	(49,393)
Total shareholders’ equity	22,187	23,787	16,288

Total liabilities and shareholders’ equity	$24,832	$26,567	$19,334

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Research and development expenses, net	(4,217)	(4,460)	(1,876)	(2,390)

Marketing and sales	(666)	(1,097)	(233)	(499)

General and administrative expenses	(1,294)	(1,773)	(634)	(865)

Operating loss	(6,177)	(7,330)	(2,743)	(3,754)

Equity in net gain (loss) of an affiliated company	(1,344)	16	(598)	106

Financing income (expenses), net	141	176	10	(175)

Net loss	(7,380)	(7,138)	(3,331)	(3,823)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019

Net cash used in operating activities
Net loss for the period	(7,380)	(7,138)	(3,331)	(3,823)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	1,603	1,432	803	630

Net cash used in operating activities	(5,777)	(5,706)	(2,528)	(3,193)

Cash Flows from Investing Activities
Changes in short term deposits	(1,896)	226	(2,892)	(1,957)
Proceed from other investments	-	21	-	21
Proceed from sales marketable securities	68	-	68	-
Purchase of fixed assets	(9)	(39)	(3)	(8)

Net cash provided (used) by investing activities	(1,837)	208	(2,827)	(1,944)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	13,082	6,521	13,082	290

Net cash provided by financing activities	13,082	6,521	13,082	290

Effect of exchange rate changes on cash and cash equivalents	17	(134)	1	(60)

Increase (decrease) in cash and cash equivalents	5,485	889	7,728	(4,907)
Cash and cash equivalents at the beginning of the period	4,827	3,158	2,584	8,954

Cash and cash equivalents at the end of the period	10,312	4,047	10,312	4,047

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019

Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	350	836	195	441
Depreciation	131	127	65	65
Revaluation of derivative warrant liability	-	43	-	42
Equity in loss (gain) of an affiliated company	1,344	(16)	598	(106)
Revaluation of securities	(59)	(8)	(16)	(11)
Revaluation of other investments	-	324	-	324
exchange rate changes on cash and cash equivalents	(17)	134	(1)	60

Changes in assets and liabilities:
Decrease (increase) in other receivables	302	(38)	41	(62)
Decrease in Trade payables	(404)	(36)	(71)	(3)
Change in operating lease liability	(17)	75	31	25
Decrease in other accounts payable	(27)	(9)	(39)	(145)

Adjustments to reconcile loss to net cash used in operating activities	1,603	1,432	803	630

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of June 30, 2020	As of June 30, 2019	As of December 31, 2019
GAAP Shareholders’ equity	22,187	23,787	16,288
Revaluation of other investments	--	324	324
Derivative warrant liability	--	42	--
Non-GAAP Shareholders’ equity	22,187	24,153	16,612

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2020	2019	2020	2019
GAAP operating loss	(6,177)	(7,330)	(2,743)	(3,754)
Stock-based compensation in research and development	159	284	83	160
Stock-based compensation in sales and marketing	32	98	20	50
Stock-based compensation in general and administrative	159	454	92	231
Non-GAAP operating loss	(5,827)	(6,494)	(2,548)	(3,313)

GAAP Financing income (expenses), net	141	176	10	(175)
Revaluation of other investments	--	324	--	324
Revaluation of derivative warrant liability expenses	--	43	--	42
Non-GAAP Financing income, net	141	543	10	191

GAAP net loss	(7,380)	(7,138)	(3,331)	(3,823)
Stock-based compensation expenses	350	836	195	441
Revaluation of other investments	--	324	--	324
Revaluation of derivative warrant liability	--	43	--	42
Non-GAAP net loss	(7,030)	(5,935)	(3,136)	(3,016)